Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration Statement No. 333-237553

January 4, 2021

PROSPECTUS SUPPLEMENT NO. 6

APi GROUP CORPORATION

196,413,649 Shares of Common Stock

64,546,077 Warrants

4,000,000 Series A Preferred Stock

This prospectus supplement amends the prospectus dated April 28, 2020, as supplemented on June 26, 2020, August 14, 2020, October 28, 2020, November 12, 2020 and December 1, 2020 (the “Prospectus”) of APi Group Corporation, a Delaware corporation (the “Company”), that relates to shares of the Company’s common stock, warrants and Series A Preferred Stock (including shares of common stock issuable upon the exercise of the warrants, conversion of the Series A Preferred Stock and exercise or settlement of options and restricted stock units), into which the ordinary shares, warrants and Founder Preferred Shares of the Company when it was incorporated with limited liability under the laws of the British Virgin Islands were converted in connection with the change of the Company’s jurisdiction of incorporation from the British Virgin Islands to the State of Delaware effective as of April 28, 2020, as more fully described in the Prospectus.

This prospectus supplement is being filed to include the information set forth in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2021, as set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

The shares of common stock of the Company are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “APG.” The closing sale price on the NYSE for the shares of common stock on January 4, 2021 was $17.57 per share.

Investing in the Company’s common stock involves risks. See “Risk Factors” beginning on page 8 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 6 is January 4, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) December 31, 2020

APi Group Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39275	98-1510303
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Old Highway 8 NW New Brighton, MN		55112
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (651) 636-4320

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	APG	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐  Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On December 31, 2020, the Board of Directors (“Board”) of APi Group Corporation (the “Company”) approved a stock dividend of 12,447,912 shares of the Company’s common stock (the “Common Stock”) with respect to the Company’s 4,000,000 shares of Series A preferred stock currently outstanding (the “Preferred Stock”). As previously disclosed, the holder of the Preferred Stock is entitled to receive the first annual dividend amount on the Preferred Stock equal to 20% of the appreciation, if any, of the average market price per share of the Common Stock over the Company’s initial offering price of $10.00 per share multiplied by 141,194,638 (being the Preferred Share Dividend Equivalent established in the Company’s Certificate of Incorporation) (the “Annual Dividend Amount”). The dividend price was $17.8829 (calculated based upon the volume weighted average share price over the last ten trading days of the year) (the “Dividend Price”). In subsequent years, the Annual Dividend Amount will be calculated based on the appreciated stock price, if any, compared to the highest Dividend Price previously used in calculating the Annual Dividend Amount. Consistent with the Company’s previously disclosed intention, the Board elected to settle the 2020 Annual Dividend Amount in shares of Common Stock which were issued on January 4, 2021. After giving effect to such issuance (but before giving effect to the issuance of any shares of Common Stock upon vesting of the Company’s restricted stock units on January 1, 2021), the Company has 180,499,936 shares of Common Stock outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

API GROUP CORPORATION

By:	/s/ Thomas A. Lydon
Name Thomas A. Lydon
Title: Chief Financial Officer

Date: January 4, 2021